Exhibit 99.1
China Finance Online Co., LTD. Reports 2010 Third Quarter Financial Results
Beijing, China, November 29, 2010 — China Finance Online Co., Ltd. (“China Finance Online”, or the “Company”) (NASDAQ: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2010.
2010 Third Quarter Financial and Operating Highlights
•	Registered user accounts increased to 18.46 million as of September 30, 2010, an increase of 40.7% from 13.12 million at September 30, 2009;
•	Active paid subscribers were approximately 144,600 as of September 30, 2010, an increase of 29.1% from the prior year period;
•	Gross margin in the third quarter of 2010 increased to 85.1% from 84.2% in the comparable quarter of 2009;
•	Net income attributable to China Finance Online was $1.4 million for the third quarter of 2010, compared with a net loss of $1.0 million in the third quarter of 2009;
•	Excluding stock-based compensation expenses, non-GAAP net income attributable to China Finance Online in the third quarter of 2010 was $1.9 million, compared with non-GAAP net income of $0.6 million in the third quarter of 2009.
2010 First Nine Months Financial Highlights
•	Total revenue for the first nine months of 2010 increased by 16.4% year-over-year to $44.9 million from $38.6 million in the first nine months of 2009;
•	Gross margin was 86.3% in the first nine months of 2010 compared with 84.8% in 2009;
•	Excluding stock-based compensation, non-GAAP net income attributable to China Finance Online for the first nine months of 2010 was $5.8 million, or non-GAAP diluted earnings per ADS attributable to China Finance Online of $0.26, compared with a non-GAAP net income of $1.5 million, or non-GAAP diluted per ADS of $0.07 during the first nine months of 2009.
Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, Commented, “We are pleased with our third quarter performance as the ongoing improvement in operating efficiency continues to boost our net profits. Our existing partnerships with key industry institutions have been strengthened through more technological and marketing collaborations. Meanwhile, we continue to attract and expand our registered user base to pave the way for sales and distribution of our future products and value-added services.”

Third Quarter Results
As of September 30, 2010, registered user accounts on the Company’s web portals (jrj.com and stockstar.com) were 18.46 million, an increase of 40.7% from 13.12 million at September 30, 2009. Active paid subscribers were approximately 144,600 as of September 30, 2010, a 29.1% gain from 112,000 at September 30, 2009. As of September 30, 2010, Daily Growth had approximately 2,140 customer accounts.
Net revenues for the third quarter of 2010 were $14.4 million, compared with $14.6 million for the comparable period in 2009. The main sources of the Company’s net revenues were from subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage related services, and they contributed 78%, 4%, 12% and 6% to total revenues, respectively, compared to 80%, 3%, 8%, and 9% for the comparable period in 2009. Revenues from institutional customers and revenues from advertising have increased in the third quarter of 2010, compared to the same period in 2009. Subscription fees from institutional customers increased 32.4%; the advertising revenues increased 55.1%.
For the third quarter of 2010, gross profit was $12.28 million compared with $12.27 million for the comparable period in 2009. Gross margin for the third quarter of 2010 increased to 85.1% from 84.2% for the comparable period in 2009.
General and administrative (“G&A”) expenses for the third quarter of 2010 were $2.5 million, or 17.5% of net revenues compared with $5.0 million, or 34.3% of net revenues for the comparable period in 2009. The decrease in G&A expenses, excluding stock-based compensation expenses, in both absolute value and as a percentage of net revenues from the third quarter of 2009 was primarily due to decrease in payroll costs as the Company continues to streamline operations through efficiency enhancements. In addition, stock-based compensation related to the activated shares of the performance-based restricted stock awards granted in the third quarter of 2007 has been fully amortized. Excluding stock-based compensation of $0.4 million, adjusted G&A expenses for the third quarter of 2010 were $2.1 million, or 14.8% of net revenues, compared with $3.4 million, or 23.4% of net revenues in the third quarter of 2009.
Sales and marketing expenses for the third quarter of 2010 were $6.35 million compared with $6.42 million in the third quarter of 2009. Sales and marketing expenses as a percentage of net revenues were 44.0% in the third quarter of 2010, in line with the same period in 2009.
Product development expenses for the third quarter of 2010 were $3.2 million compared with $2.9 million in the same quarter in 2009. Product development expenses as a percentage of net revenues was 21.9% compared with 19.7% in the same quarter of the previous year. Management continues to invest in research and development to ensure product superiority.

Total operating expenses for the third quarter of 2010, were $12.0 million compared with $14.3 million in the third quarter of 2009. Selling, general and administrative (“SG&A”) expenses as a percentage of net revenues decreased to 61.6% in the third quarter of 2010 from 78.3% in the third quarter of 2009. Excluding total stock-based compensation of $0.5 million, adjusted operating expenses were $11.5 million in the 2010 third quarter, compared with adjusted operating expenses of $12.7 million for the third quarter of 2009.
GAAP income from operations for the third quarter of 2010 was approximately $0.33 million compared with a loss of $1.81 million in the third quarter of 2009. Non-GAAP income from operations, which excluded stock-based compensation expenses, was $0.83 million for the 2010 third quarter, compared with a non-GAAP loss of $0.17 million for the comparable period of 2009.
GAAP net income attributable to China Finance Online for the third quarter of 2010 was $1.35 million compared with a net loss of $1.03 million in the 2009 third quarter. Diluted GAAP net earnings per ADS attributable to China Finance Online were $0.06 for the third quarter of 2010. Non-GAAP net income attributable to China Finance Online, which excluded the stock-based compensation expenses of $0.5 million, was $1.85 million for the 2010 third quarter, compared with a non-GAAP net income of $0.60 million for the same quarter of 2009. Diluted Non-GAAP net earnings per ADS attributable to China Finance Online were $0.08 for the third quarter of 2010. Total diluted outstanding ADSs were 22,970,713 at the end of September 2010.
As of September 30, 2010, total cash and cash equivalents and restricted cash were $104.2 million. As of September 30, 2010, accounts receivable was $76.4 million, compared with $5.4 million as of December 31, 2009. Accounts receivable resulting from IPO financing and margin business associated with Daily Growth, the Company’s Hong Kong brokerage firm, amounted to $71.4 million. Remainder of the accounts receivable was mainly generated from the web portals’ advertisement business and Daily Growth’s settlement operation.
The higher accounts receivable during the third quarter was mainly due to increase in IPO financing. As the IPO activities remain vibrant in the Hong Kong market, Daily Growth has been providing clients with IPO financing service utilizing both internal capital and bank loans. Due to the short duration of IPO subscription period, accounts receivable generated as a result of IPO financing usually can be collected shortly after the initial transaction date. Accounts receivable generated from IPO financing as of the September quarter end have been collected by the beginning of October. Related bank loans have been repaid. Daily Growth strictly enforces client screening and risk management. As of today, there has been no bad debt resulting from IPO financing and margin business since the acquisition of Daily Growth.
Total China Finance Online’s shareholders’ equity was $104.9 million as compared with $97.4 million as of December 31, 2009.
The combined current and non-current deferred revenues at the end of the third quarter of 2010, which represented prepaid service fees made by customers for subscription services that have not been rendered as of September 30, 2010, were $41.9 million.

Nine Month Results
Total net revenues for the first nine months ended September 30, 2010, increased by 16.4% year-over-year to $44.9 million from $38.6 million in the first nine months of last year. Gross profit for the first nine months of 2010, was $38.8 million, up 18.5% from the gross profit of $32.7 million in the same period last year. Gross margin was 86.3% for the first nine months of 2010, compared with 84.8% in the comparable period in 2009. Net income attributable to China Finance Online for the nine months of 2010, was $1.9 million, or diluted earnings per ADS of $0.08, compared with a net loss of $3.6 million, or diluted net loss per ADS of $0.17 during the first nine months of 2009. Excluding stock-based compensation, non-GAAP net income attributable to China Finance Online for the first nine months of 2010 was $5.8 million, or non-GAAP diluted earnings per ADS of $0.26, compared with a non-GAAP net income of $1.5 million, or non-GAAP diluted per ADS of $0.07 during the first nine months of 2009.
Business Outlook
The Company reiterates its expectation to increase the registered user accounts to 20 million by year end 2010, up 43% from 14 million at the year end of 2009, and up 82% from 11 million at the year end of 2008, respectively.
The Company updated its annual guidance for the year 2010 and expects net revenues to exceed $59 million. The Company also updated its guidance of annual non-GAAP net income attributable to China Finance Online, which excluded stock-based compensations, to exceed $6.0 million.
The above forecast reflects the Company’s current views, which are subject to change. A number of important factors including, but not limited to, fluctuations in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
“We remain cautious about the outlook of the fourth quarter as investor confidence is far from full recovery due to the sluggish global growth and the fluid domestic macroeconomic conditions. These mixed economic data and investors’ cautious sentiment may form some headwind to our subscription business growth in the near term. However, in the long run, the Chinese market will continue to attract more individual and institutional investors within and beyond Mainland China. As investors are waiting for the return of bull market, we are taking advantage of this period to streamline our operations and enhance our robust online presence, superior product portfolio, and high-quality financial database, which will further extend our market leadership,” Mr. Zhao concluded.

Implementation of “Provisional Regulations on Securities Investment Advisory” and Its Impact on Our Business
In October 2010, the China Securities Regulatory Commission (the “CSRC”) promulgated the “Provisional Regulations on Securities Investment Advisory” and “Provisional Regulations on Issuance of Securities Research Reports” (collectively the “New Provisional Regulations”). The New Provisional Regulations will become effective on January 1, 2011.
Firstly, the New Provisional Regulations will regulate securities advisory software business (as defined below) and securities research reports issuance activities. “Provisional Regulations on Securities Investment Advisory” expressively states that business of providing securities advisory or other similar service through software tools or any other terminal equipment (“securities advisory software business”) should be subject to regulation by CSRC. According to the New Provisional Regulations, securities advisory software business should be regarded as securities investment advisory business and should be subject to laws and regulations with respect to securities investment advisory. Therefore, providers of such services should obtain securities investment advisory license which we have acquired already.
Secondly, “Provisional Regulations on Securities Investment Advisory” allows securities investment advisory institutions to provide, subject to regulatory requirements, advices on specific securities and related investment products to assist investors in making investment decisions and receive considerations from such investors. We believe it will be advantageous for us to expand into new investment areas and meet the various needs in investment advisory services resulting from China’s fast-growing number of individual investors.
Lastly, the New Provisional Regulations will improve the competition landscape of the securities advisory software industry, though the regulatory effects will materialize gradually. The New Provisional Regulations will eliminate unlicensed participants which supply counterfeit, illegal or shoddy products or services and will improve order in the market through enhanced regulations. The New Provisional Regulations indicates the government’s determination to standardize the industry. Ultimately, the New Provisional Regulations will restrict the activities of those participants without licenses and thus benefit industry leaders, though a satisfactory result of the regulation may appear gradually over a period of time.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on November 29, 2010 at 8:00 p.m. Eastern Time/November 30, 2010 9:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five to ten minutes before the call start time at U.S. Toll Free Number +1-866-369-4113, Hong Kong Number +800-967-659, Singapore Number +800-616-2160, or China Toll Free Landline Number +1080-0361-0133 (China South) +1080-0611-0113(China North), and pass code for all regions is 635513.
A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on December 6, 2010 (or 12:00 p.m. December 7, 2010 Beijing Time). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Singapore Number +800-101-2157 or China Toll Free Number 800-876-5013, Hong Kong & all other countries Dial Number +852-3012-8000. Access code: 635513.
The conference call will be available on webcast live and replay at: http://tinyurl.com/3989euk

About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company believes that the Chinese economy continues to expand; however, the expansion may be uneven with certain sectors being affected more than others with resulting volatility in the Chinese equity market which could influence the Company’s operating results in the coming quarters. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, diluted net income per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses due to the adoption of authoritative pronouncement, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.
Contact:
Julie Zhu
China Finance Online Co., Ltd.
+86-10-5832-5288
ir@jrj.com
Shiwei Yin/Kevin Theiss
Grayling
646-284-9474
shiwei.yin@grayling.com
kevin.theiss@grayling.com
Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Sep. 30, 2010	Dec. 31, 2009
Assets
Current assets:
RMB account	83,294	93,753
Foreign currency account	6,513	13,638
Cash and cash equivalents	89,807	107,391
Restricted cash	14,363	—
Trust bank balances held on behalf of customers	15,667	13,310
Accounts receivable, net — others	4,946	2,645
Accounts receivable, net — Margin clients	71,439	2,724
Trading securities	88	68
Prepaid expenses and other current assets	6,077	4,281
Deferred tax assets, current	3,415	3,237

Total current assets	205,802	133,656

Cost method investment	1,480	1,480
Property and equipment, net	8,761	10,268
Acquired intangible assets, net	4,447	4,779
Rental deposits	714	725
Goodwill	12,817	12,603
Deferred tax assets, non-current	1,886	1,879
Other deposits	246	219

Total assets	236,153	165,609

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $10,328 and $9,090 as of September 30, 2010 and December 31, 2009, respectively)	29,110	30,620
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $1,466 and $1,272 as of September 30, 2010 and December 31, 2009, respectively)	8,267	8,245
Bank loan	64,043	—
Amount due to customers for trust bank balances held on behalf of customers	15,667	13,310
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $30 and $12 as of September 30, 2010 and December 31, 2009, respectively)	140	102
Deferred tax liability, current	128	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $77 and $123 as of September 30, 2010 and December 31, 2009, respectively)	64	124

Total current liabilities	117,419	52,401

Deferred tax liability, non-current	969	995
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $4,247 and $4,852 as of September 30, 2010 and December 31, 2009, respectively)	12,793	14,547

Total liabilities	131,181	67,943

Noncontrolling interests	60	259

Total China Finance Online Co., Limited Shareholders’ equity	104,912	97,407

Total liabilities and equity	236,153	165,609

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	Sep. 30, 2010	Sep. 30, 2009	Jun. 30, 2010	Sep. 30, 2010	Sep. 30, 2009
Net revenues	14,425	14,577	15,273	44,932	38,611
Cost of revenues	(2,145)	(2,309)	(2,101)	(6,144)	(5,872)
Gross profit	12,280	12,268	13,172	38,788	32,739
Operating expenses
General and administrative (includes share-based compensation expenses of $394, $1,599, $1,722, $3,675 and $4,881, respectively)	(2,531)	(5,004)	(3,651)	(10,360)	(12,958)
Sales and marketing (includes share-based compensation expenses of $62, $21, $62, $156 and $89, respectively)	(6,348)	(6,416)	(6,931)	(19,649)	(17,602)
Product development (includes share-based compensation expenses of $43, $13, $44, $109, and $47, respectively)	(3,161)	(2,873)	(3,310)	(9,421)	(7,853)

Total operating expenses	(12,040)	(14,293)	(13,892)	(39,430)	(38,413)

Subsidy income	91	219	85	330	436
Income (loss) from operations	331	(1,806)	(635)	(312)	(5,238)
Interests income	373	379	356	1,064	980
Investment gain	145	—	344	710	—
Other income, net	(13)	(70)	(10)	(90)	(111)
Exchange gain, net	353	8	134	503	8

Income (loss) before income tax benefit	1,189	(1,489)	189	1,875	(4,361)
Income tax benefit (provision)	50	456	131	(204)	804

Net income (loss)	1,239	(1,033)	320	1,671	(3,557)
Less: Net loss attributable to the non-controlling interest	(114)	—	(58)	(199)	—
Net Income (loss) attributable to China Finance Online Co., Limited	1,353	(1,033)	378	1,870	(3,557)

Net income (loss)per share attributable to China Finance Online Co., Limited
Basic	0.01	(0.01)	0.00	0.02	(0.03)
Diluted	0.01	(0.01)	0.00	0.02	(0.03)
Net income (loss) per ADS attributable to China Finance Online Co., Limited
Basic	0.06	(0.05)	0.02	0.09	(0.17)
Diluted	0.06	(0.05)	0.02	0.08	(0.17)
Weighted average ordinary shares
Basic	108,724,478	105,621,910	108,134,184	108,020,937	104,814,081
Diluted	114,853,565	105,621,910	113,577,713	113,786,226	104,814,081
Weighted average ADSs
Basic	21,744,896	21,124,382	21,626,837	21,604,187	20,962,816
Diluted	22,970,713	21,124,382	22,715,543	22,757,245	20,962,816

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended
	Sep. 30, 2010	Sep. 30, 2009	Jun. 30, 2010
Cash flows from operating activities:
Net income (loss)	1,239	(1,033)	320
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	499	1,633	1,828
Depreciation and amortization	910	751	884
Gain from sales of trading securities	(146)	—	(344)
Deferred taxes	(127)	(596)	(168)
Loss on disposal of property and equipment	2	—	15
Changes in assets and liabilities:
Accounts receivable-others	(509)	(399)	(634)
Accounts receivable-Margin clients	(58,434)	(1,785)	(9,242)
Prepaid expenses and other current assets	(349)	2,314	(574)
Trust bank balances held on behalf of customers	12,723	(2,143)	(22,036)
Rental deposits	6	—	34
Deferred revenue	(1,421)	1,572	(1,256)
Accounts payable	(227)	(152)	190
Amount due to customers for trust bank balances held on behalf of customers	(12,723)	2,143	22,036
Accrued expenses and other current liabilities	(632)	270	1,690
Income taxes payable	10	(4)	(32)

Net cash provided by (used in) operating activities	(59,179)	2,571	(7,289)

Cash flows from investing activities:
Purchase of trading securities	(526)	—	(1,384)
Proceeds from sales of trading securities	687	—	1,654
Restricted cash	—	—	(14,106)
Purchase of property and equipment	(234)	(1,696)	(368)
Proceeds from disposal of fixed assets	—	—	4
Acquisition of cost method investment	—	—	(257)

Net cash used in investing activities	(73)	(1,696)	(14,457)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	288	40	26
Bank loan	58,588	2,839	5,356

Net cash provided by financing activities	58,876	2,879	5,382

Effect of exchange rate changes	761	27	279

Net increase in cash and cash equivalents	385	3,781	(16,085)
Cash and cash equivalents, beginning of quarter	89,422	100,628	105,507
Cash and cash equivalents, end of quarter	89,807	104,409	89,422

Non-GAAP Measures

	Three months ended			Three months ended			Three months ended
	Sep. 30, 2010			Sep. 30, 2009			Jun. 30, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (loss) from operations	331	499	830	(1,806)	1,633	(173)	(635)	1,828	1,193

	Nine months ended			Nine months ended
	Sep. 30, 2010			Sep. 30, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Income (loss) from operations	(312)	3,940	3,628	(5,238)	5,017	(221)

	Three months ended			Three months ended			Three months ended
	Sep. 30, 2010			Sep. 30, 2009			Jun. 30, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	1,353	499	1,852	(1,033)	1,633	600	378	1,828	2,206
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	0.06	0.02	0.08	(0.05)	0.08	0.03	0.02	0.08	0.10

	Nine months ended			Nine months ended
	Sep. 30, 2010			Sep. 30, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	1,870	3,940	5,810	(3,557)	5,017	1,460
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	0.08	0.18	0.26	(0.17)	0.24	0.07

(a)	The adjustment is for share-based compensation expenses.